Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”)

The principal office of RCI is located at: 333 Bloor Street East Toronto, Ontario M4W 1G9

Item 2	Date of Material Change

March 3, 2014

Item 3	News Release

A news release was issued through CNW Group on March 3, 2014.

Item 4	Summary of Material Change

On March 3, 2014, Rogers Communications priced a Canadian offering of $1.25 billion of debt securities (the “Canadian Notes”) consisting of $250 million aggregate principal amount of floating rate senior notes due 2017, $400 million aggregate principal amount of 2.80% senior notes due 2019, and $600 million aggregate principal amount of 4.00% senior notes due 2024.

Item 5.1	Full Description of Material Change

The net proceeds from the issuance of the Canadian Notes was approximately $1.24 billion. RCI expects to use the net proceeds of the Canadian offering, together with available cash on hand and other debt funding, to fund the $3.29 billion cash investment required to acquire twenty year licenses for two 12MHz blocks of contiguous, paired lower 700MHz band spectrum located in key rural and urban locations across Canada. The sale of the Canadian Notes closed on March 10, 2014.

The Canadian Notes were offered on a best efforts basis in each of the provinces of Canada through a syndicate of agents. On March 4, 2014 RCI filed a prospectus supplement relating to the Canadian offering with the securities regulatory authorities in each of the provinces of Canada.

This material change report includes “forward-looking information” within the meaning of applicable securities laws relating to, among other things, our assumed completion of the acquisition and subsequent deployment of wireless spectrum as detailed above. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to the post auction distribution of the aforementioned wireless spectrum by Industry Canada or unanticipated subsequent operational, technological or financial challenges associated with the deployment of such spectrum that could arise. Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this material change report is qualified by the cautionary statements herein.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact David Miller, Senior Vice-President, General Counsel, at (416) 935-3546.

Item 9	Date of Report

March 11, 2014